SD 4/14/03

03015915

VF 4-10-03

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 04 2003 MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8- 28626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/01/02 (MM/DD/YY) AND ENDING 1/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Tri Equa~~ Tri Equa Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2699 White Rd., Suite 251
(No. and Street)

Irvine (City) CA (State) 92614-6258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Caldwell (949) 975-1990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Haight, Cooney & Monaghan, LLP
(Name – *if individual, state last, first, middle name*)

2302 Martin Street, Suite 475 (Address) Irvine (City) CA (State) 92612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, WILLIAM J. CALDWELL, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trilogue Capital Corporation, as of 1/31, 20 03, are true and correct. I further ~~swear~~ (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

William J. Caldwell
Signature

PRESIDENT
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRI EQUA CAPITAL CORPORATION

FINANCIAL STATEMTENTS

AND

INDEPENDENT AUDITOR'S REPORT

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Orange } ss.

On 3/21/03 (Date), before me, Janice M. Gutmann (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared William J. Caldwell (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

JANICE M. GUTMANN
Commission # 1287363
Notary Public - California
Orange County
My Comm. Expires Dec 29, 2004

Place Notary Seal Above

WITNESS my hand and official seal.

Janice M. Gutmann
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Financial Statements

Document Date: 1/31/03 Number of Pages: 15

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

AHC&M
ALLEN,
HAIGHT,
COONEY &
MONAGHAN LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Tri Equa Capital Corporation

We have audited the accompanying statement of financial condition of Tri Equa Capital Corporation as of January 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tri Equa Capital Corporation as of January 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements; however, it is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Haight, Cooney & Monaghan

March 18, 2003

2302 Martin, Suite 475 • Irvine, CA 92612 • (949) 852-9433 • FAX (949) 852-9620
Donald L. Allen • R. Lee Haight • David C. Cooney • Thomas F. Monaghan • E-Mail: ahc@ahcllp.com

TRI EQUA CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2003

ASSETS

Current assets:		
Cash	$	16,477
Commissions receivable		20,548
Deferred income taxes (Note 2)		128
Total current assets		37,153
Deferred income taxes (Note 2)		352
		352
	$	37,505

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	4,786
Commissions payable		13,326
Total current liabilities		18,112
Committments (Note 3)		
Stockholder's equity:		
Common stock, no par value; 8,000 shares authorized, issued and outstanding		8,000
Additional paid-in capital		29,341
Accumulated deficit		(17,948)
		19,393
	$	37,505

See independent auditor's report and
accompanying notes to financial statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED JANUARY 31, 2003

Commission revenues	$	638,732
Operating expenses:		
Accounting		10,360
Auto		11,510
Bank fees		20
Bond premiums		369
Bonus		79,145
Commissions		269,346
Contributions		126
Entertainment		3,091
Insurance		13,997
Licenses and fees		3,989
Miscellaneous		730
Payroll taxes		10,933
Penalties		203
Postage and delivery		1,001
Promotional		651
Rent		22,381
Supplies		17,235
Telephone		1,267
Wages		189,978
		636,332
Income before provision for income taxes		2,400
Provision for income taxes (Note 2)		1,324
Net income	$	1,076

See independent auditor's report and
accompanying notes to financial statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JANUARY 31, 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 31, 2002	8,000	$ 8,000	$ 27,341	$ (19,024)	$ 16,317
Contributions			2,000		2,000
Net income				1,076	1,076
Balance at January 31, 2003	8,000	$ 8,000	$ 29,341	$ (17,948)	$ 19,393

See independent auditor's report and accompanying notes to financial statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31, 2003

Cash flows from operating activities		
Net income	$	1,076
Adjustments to reconcile net income to net cash (used in) operating activities:		
Deferred income taxes		520
(Increase) in commissions receivable		(2,070)
Increase in accounts payable and other accrued expenses		2,381
(Decrease) in accrued commissions		(12,984)
Net cash (used in) operating activities		(11,077)
Cash flows from financing activities:		
Stockholder contribution of capital		2,000
Net cash provided by financing activities		2,000
Net (decrease) in cash and cash equivalents		(9,077)
Cash and cash equivalents at beginning of year		25,554
Cash and cash equivalents at end of year	$	16,477
Supplemental disclosure:		
Cash paid during the year for income taxes	$	800

See independent auditor's report and
accompanying notes to financial statements.

TRI EQUA CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2003

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Tri Equa Capital Corporation (the Company) operates as a broker/dealer in the sale of mutual funds and annuity products primarily in Southern California. The Company operates under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Additionally, the Company operates under provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(1) provide that the Company will carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker/dealer, does not hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions with its customers through a bank account designated as a special account for the exclusive benefit of its customers.

Revenue Recognition

Commissions and related expenses are recognized on the settlement date. At January 31, 2003, there were no transactions executed but not yet settled. Accordingly, there is no material difference from recording commission income on a trade date basis.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred income taxes result primarily from temporary differences between tax and financial reporting methods.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

TRI EQUA CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2003

NOTE 2 – INCOME TAXES

The provision (benefit) for income taxes for the year ended January 31, 2003 is as follows:

Current expense:		
Federal	$	4
State		800
		804
Deferred expense (benefit):		
Federal		934
State		(414)
		520
	$	1,324

The deferred tax assets and liabilities in the accompanying balance sheet consist of the following:

Current deferred tax:		
Deferred tax asset	$	128
Deferred tax liability		0
Net deferred tax asset	$	128
Non-current deferred tax:		
Deferred tax asset	$	414
Deferred tax liability		(62)
Net deferred tax asset	$	352

The current deferred tax asset results from state franchise taxes accrued for financial reporting purposes and deducted for federal tax purposes in the subsequent year. The non-current deferred tax asset results from state net operating loss carryforwards.

State operating losses of $4,680 are carried forward and expire in 2014.

TRI EQUA CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2003

NOTE 3 – COMMITMENTS

The Company leases its office facilities under a noncancelable operating lease. The lease expires in December 2004. Rent expense for the noncancelable operating lease for the year ended January 31, 2003, was $22,381.

Aggregate minimum rent payments under noncancelable operating leases subsequent to January 31, 2003, are as follows:

2004	$	22,656
2005		20,768
	$	43,424

NOTE 4 – NET CAPITAL REQUIREMETNS

The Company is subject to the Uniform Net Capital Rule of the Securites and Exchange Commission (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. The Rule aso provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At January 31, 2003, the Company had net capital and net capital requirements of $7,324 and $5,000, respectively. The Company's net capital ratio was 2.5 to 1.

SUPPLEMENTARY SCHEDULE

TRI EQUA CAPITAL CORPORATION

SCHEDULE 1- COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

JANUARY 31, 2003

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	4,786
Commissions payable		13,326
	$	18,112
Net capital:		
Total stockholder's equity from statement of financial condition	$	19,393
Commissions receivable non allowable		(11,589)
Deferred tax assets		(480)
		7,324
Minimum net capital required		5,000
Net capital in excess of minimum requirement	$	2,324
Ratio of aggregate indebtedness to net capital		2.5 to 1

There were no material differences between the amounts represented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited Part II focus report. Accordingly, no reconciliation is deemed necessary.

AHC&M ALLEN, HAIGHT, COONEY & MONAGHAN LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Tri Equa Capital Corporation
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedule of Tri Equa Capital Corporation (the Company) for the year ended January 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2302 Martin, Suite 475 • Irvine, CA 92612 • (949) 852-9433 • FAX (949) 852-9620
Donald L. Allen • R. Lee Haight • David C. Cooney • Thomas F. Monaghan • E-Mail: ahc@ahcllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees n the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Haight, Cooney & Monaghan

March 18, 2003